COMMENTS RECEIVED ON APRIL 11, 2006

FROM CHRISTIAN SANDOE

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2005 Fund,

Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund,

Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund,

Fidelity Freedom 2040 Fund, Fidelity Freedom 2045 Fund, Fidelity Freedom 2050 Fund,

Fidelity Advisor Freedom Income Fund, Fidelity Advisor Freedom 2005 Fund,

Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund,

Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund,

Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund,

Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund,

and Fidelity Advisor Freedom 2050 Fund

POST-EFFECTIVE AMENDMENT NO. 38

1. Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund, Fidelity Advisor Freedom Income Fund, Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, and Fidelity Advisor Freedom 2040 Fund

Performance Charts, Fee Tables, Financial Highlights, Portfolio Manager Compensation, and Trustee Compensation Tables (prospectuses and statements of additional information (SAIs))

C: Please submit completed performance charts, fee tables, financial highlights, portfolio manager compensation, and the trustee compensation tables when the information becomes available.

R: The requested information will be sent to you when it becomes available.

2. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff notes that there is a significant amount of disclosure included in the "Principal Investment Risks" sections related to the underlying funds and their investments but very little disclosure included in the "Principal Investment Strategies" sections related to the underlying funds and their investments. The Staff requests that we provide additional disclosure regarding the underlying funds and what they invest in to the "Principal Investment Strategies"sections.

R: We believe that our disclosure, as currently stated, appropriately summarizes the principal investment strategies of the Fidelity Freedom Funds and Fidelity Advisor Freedom Funds, as required by Item 2 of Form N-1A. In the "Investment Summary" section, we are required to identify the funds' principal investment strategies, including the type or types of securities in which the funds invest, and we do so by stating that the funds invest "in a combination of underlying Fidelity equity, fixed-income, and short-term funds" and by indicating each fund's approximate target asset allocation among these fund types. The prospectus also includes disclosure of the type that you request, discussing the investment strategies of the underlying funds. However, we believe that the appropriate place for that discussion is the "Investment Details" section of the prospectus. Thus, in the "Investment Details" section, we include the "Description of Underlying Fidelity Funds" section, which describes the investment strategies of each of the underlying funds. Therefore, we have not modified our disclosure.

3. All funds

"Fund Summary" (prospectuses)

"Fee Table"

(Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund, Fidelity Freedom 2045 Fund, and Fidelity Freedom 2050 Fund)

"The following table describes the fees and expenses that are incurred when you buy, hold, or sell shares of a Freedom Fund. [The annual fund operating expenses provided below for [Name(s) of Fund(s)] are based on historical expenses, adjusted to reflect current fees.] [The annual fund operating expenses provided below for [Name(s) of Fund(s)] do not reflect the effect of any [voluntary] expense reimbursements] [[or] reduction of certain expenses] during the period.] [The annual fund operating expenses provided below for [Name(s) of Fund(s)] are based on historical expenses.] The annual fund operating expenses provided below for Freedom 2045 and Freedom 2050 are based on estimated expenses."

Annual operating expenses (paid from fund assets)

Freedom Income	Management fee	None
	Distribution and/or Service (12b-1) fees	None
	Other expenses	0.00%
	Total annual fund operating expenses	0.00%
Freedom 2000	Management fee	None
	Distribution and/or Service (12b-1) fees	None
	Other expenses	0.00%
	Total annual fund operating expenses	0.00%
Freedom 2005	Management fee	None
	Distribution and/or Service (12b-1) fees	None
	Other expenses	0.00%
	Total annual fund operating expenses	0.00%
Freedom 2010	Management fee	None
	Distribution and/or Service (12b-1) fees	None
	Other expenses	0.00%
	Total annual fund operating expenses	0.00%
Freedom 2015	Management fee	None
	Distribution and/or Service (12b-1) fees	None
	Other expenses	0.00%
	Total annual fund operating expenses	0.00%
Freedom 2020	Management fee	None
	Distribution and/or Service (12b-1) fees	None
	Other expenses	0.00%
	Total annual fund operating expenses	0.00%
Freedom 2025	Management fee	None
	Distribution and/or Service (12b-1) fees	None
	Other expenses	0.00%
	Total annual fund operating expenses	0.00%
Freedom 2030	Management fee	None
	Distribution and/or Service (12b-1) fees	None
	Other expenses	0.00%
	Total annual fund operating expenses	0.00%
Freedom 2035	Management fee	None
	Distribution and/or Service (12b-1) fees	None
	Other expenses	0.00%
	Total annual fund operating expenses	0.00%
Freedom 2040	Management fee	None
	Distribution and/or Service (12b-1) fees	None
	Other expenses	0.00%
	Total annual fund operating expenses	0.00%
Freedom 2045	Management fee	None
	Distribution and/or Service (12b-1) fees	None
	Other expenses	0.00%
	Total annual fund operating expenses	0.00%
Freedom 2050	Management fee	None
	Distribution and/or Service (12b-1) fees	None
	Other expenses	0.00%
	Total annual fund operating expenses	0.00%

(Fidelity Advisor Freedom Income Fund, Fidelity Advisor Freedom 2000 Fund, Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund, and Fidelity Advisor Freedom 2050 Fund)

"The following table describes the fees and expenses that are incurred when you buy, hold, or sell shares of Class A, Class T, Class B, and Class C of an Advisor Freedom Fund. [The annual class operating expenses provided below for [each class/[Name(s) of Class(es)]] are based on historical expenses, adjusted to reflect current fees.] [The annual class operating expenses provided below for [each class/[Name(s) of Class(es)]] do not reflect the effect of any [voluntary] expense reimbursements] [or] reduction of certain expenses] during the period.] [The annual class operating expenses provided below for [each class/[Name(s) of Class(es)]] are based on historical expenses.] The annual class operating expenses provided below for Advisor Freedom 2045 and Advisor Freedom 2050 are based on estimated expenses."

Annual operating expenses (paid from class assets)

		Class A	Class T	Class B	Class C
Advisor Freedom Income	Management fee	None	None	None	None
	Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	1.00%
	Other expenses	0.00%	0.00%	0.00%	0.00%
	Total annual class operating expensesA	0.25%	0.50%	1.00%	1.00%
Advisor Freedom 2005	Management fee	None	None	None	None
	Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	1.00%
	Other expenses	0.00%	0.00%	0.00%	0.00%
	Total annual class operating expensesA	0.25%	0.50%	1.00%	1.00%
Advisor Freedom 2010	Management fee	None	None	None	None
	Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	1.00%
	Other expenses	0.00%	0.00%	0.00%	0.00%
	Total annual class operating expensesA	0.25%	0.50%	1.00%	1.00%
Advisor Freedom 2015	Management fee	None	None	None	None
	Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	1.00%
	Other expenses	0.00%	0.00%	0.00%	0.00%
	Total annual class operating expensesA	0.25%	0.50%	1.00%	1.00%
Advisor Freedom 2020	Management fee	None	None	None	None
	Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	1.00%
	Other expenses	0.00%	0.00%	0.00%	0.00%
	Total annual class operating expensesA	0.25%	0.50%	1.00%	1.00%
Advisor Freedom 2025	Management fee	None	None	None	None
	Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	1.00%
	Other expenses	0.00%	0.00%	0.00%	0.00%
	Total annual class operating expensesA	0.25%	0.50%	1.00%	1.00%
Advisor Freedom 2030	Management fee	None	None	None	None
	Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	1.00%
	Other expenses	0.00%	0.00%	0.00%	0.00%
	Total annual class operating expensesA	0.25%	0.50%	1.00%	1.00%
Advisor Freedom 2035	Management fee	None	None	None	None
	Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	1.00%
	Other expenses	0.00%	0.00%	0.00%	0.00%
	Total annual class operating expensesA	0.25%	0.50%	1.00%	1.00%
Advisor Freedom 2040	Management fee	None	None	None	None
	Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	1.00%
	Other expenses	0.00%	0.00%	0.00%	0.00%
	Total annual class operating expensesA	0.25%	0.50%	1.00%	1.00%
Advisor Freedom 2045	Management fee	None	None	None	None
	Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	1.00%
	Other expenses	0.00%	0.00%	0.00%	0.00%
	Total annual class operating expensesA	0.25%	0.50%	1.00%	1.00%
Advisor Freedom 2050	Management fee	None	None	None	None
	Distribution and/or Service (12b-1) fees	0.25%	0.50%	1.00%	1.00%
	Other expenses	0.00%	0.00%	0.00%	0.00%

C: The Staff would like to know if the "Other expenses" listed in the "Annual operating expenses" table for the Fidelity Freedom Funds and Fidelity Advisor Freedom Funds really are 0.00% or are just less than 1 basis point.

R: The "Other expenses" listed for the Fidelity Freedom Funds and the Fidelity Advisor Freedom Funds are less than 1 basis point.

4. All funds

"Fund Services" (prospectuses)

"Fund Management"

(Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund, Fidelity Freedom 2045 Fund, and Fidelity Freedom 2050 Fund)

"Ren Cheng is vice president and co-manager of the Freedom Funds. He has held this position since their inceptions, which were October 1996 for Income, 2000, 2010, 2020, and 2030 funds, September 2000 for 2040 fund, November 2003 for 2005, 2015, 2025, and 2035 funds, and May 2006 for 2045 and 2050 funds. He also manages structured investments for Fidelity Management Trust Company. Mr. Cheng joined Fidelity in 1994 as a portfolio manager.

Jonathan Shelon is co-manager of the Freedom Funds. He has managed Income, 2000, 2005, 2010, 2015, 2020, 2025, 2030, 2035, and 2040 since March 2005 and managed 2045 and 2050 since May 2006. Prior to joining Fidelity Investments in 2001, Mr. Shelon was a quantitative consultant at Callan Associates, Inc."

(Fidelity Advisor Freedom Income Fund, Fidelity Advisor Freedom 2000 Fund, Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund, and Fidelity Advisor Freedom 2050 Fund)

"Ren Cheng is vice president and co-manager of the Advisor Freedom Funds (Income, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, and 2050), which he has managed since their inception. He also manages other Fidelity funds. Mr. Cheng joined Fidelity Investments in 1994 as a portfolio manager.

Jonathan Shelon is co-manager of the Advisor Freedom Funds (Income, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, and 2050), which he has managed since their inception. Prior to joining Fidelity Investments in 2001, Mr. Shelon was a quantitative consultant at Callan Associates, Inc."

C: The Staff would like clarification as to each co-manager's role in the management of the funds and how their roles relate to one another.

R: In accordance with Item 5(a)(2) of Form N-1A, the prospectus names the two persons who are responsible for the day-to-day management of the funds and identifies them as co-managers. We believe that the term "co-manager" adequately describes the role and responsibility of each within the requirements of the item. Accordingly, we have not modified our disclosure.

5. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.